FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated November 25, 2005, regarding the redemption of the 7th issue of the Second Program of Telefónica del Peru’s Corporate Bonds.

2.	Translation of a letter to CONASEV, dated November 24, 2005, regarding the decisions of the Board of Directors of Telefónica del Perú S.A.A.

Item 1

Lima, November 25, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the 7th issue of the Second Program of Telefónica del Peru’s Corporate Bonds, with the following characteristics:

Serial	Amount		Term	Date of Issue	Date of Maturity
A	US$	35,000,000.00	3 years	11.25.2002	11.25.2005

Sincerely,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

Item 2

Lima, November 24, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and CONASEV Resolution No.107-2002-EF/94.10 related to Key Events, Private Information and Other Communications, we hereby inform you that yesterday, the Board of Directors of Telefónica del Perú S.A.A. adopted the following decisions which are considered key events:

■	Acceptance of the resignation of Mr. Renán Oliveira de Barros Leal, Brazilian, identified with carne de extranjería (foreign identification card) No. 949437, as Central Manager of Strategic Planning and Development of Products and Services.

■	Approved the Fourth Bonds Program for an amount in circulation up to the equivalent of US$450 million; and, (ii) the Third Program of Commercial Papers for an amount in circulation up to the equivalent of US$200 million and granted faculties to certain officers in order to determine the opportunity and the terms and conditions of the issuances.

Please update the information pertaining to Telefónica del Perú S.A.A.’s Economic Group relating to its management (see below).

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

Item 2

Issuer: Telefónica del Perú S.A.A.

1.-	CIIU:	6420
2.-	RUC:	20100017491
3.-	Address:	Av Arequipa Nº 1155, Santa Beatriz, Lima
4.-	Legal Representative:

Name	Identification	Position
REVILLA VERGARA Juan	D.N.I. 08234014	Chief Executive Officer

5.- Shareholders with 5% or more of the capital stock:
Name	Identification	Participation in the capital stock (%)
TELEFONICA INTERNACIONAL, S.A.	A-78035441	49.53%
TELEFONICA PERU HOLDING S.A.C.	R.U.C. 20571900	47.53%

6.- Board of Directors

Name	Identification	Position
ALVAREZ-PALLETE LOPEZ José María	Passport No. 50705869-T	VICE CHIEF OF THE BOARDS

BASTIDA IBARGUEN Luis	Passport No. R1377722	DIRECTOR (CLASS B)

COLOMER GUIU JOSE Antonio	C.E. No. N108853	DIRECTOR (CLASS B)

DE ALMANSA MORENO BARREDA José Fernando	Passport No. Q754885	DIRECTOR (CLASS A-1)

FERRARI HERRERO Alfonso	00103821E	DIRECTOR (CLASS A-1)

NADAL ARIÑO Javier	Spanish DNI No. 73180805-A	DIRECTOR (CLASS B)

REVILLA VERGARA Juan	DNI No. 08234014	DIRECTOR (CLASS B)

USED AZNAR Enrique	DNI No. 17793130-P	DIRECTOR (CLASS A-1)

VALENTE DA SILVA Antonio Carlos	C.E. 000258566	CHIEF OF THE BOARDS

Item 2

7.-     Officers:

Name	Identification	Position
ALVAREZ CARRIL José Fermín	C.E. No. 000149686	GERENTE CENTRAL DE FINANZAS

ARNAIZ MUÑOZ Vicente Ricardo	DNI No. 08261087	GERENTE CENTRAL DE PYMES

BADIOLA GUERRA Alvaro Julio	C.E. N°000109943	GERENTE CENTRAL DE CONTROL

FERNANDEZ ARMAS Dennis	DNI No. 15971076	GTE CENTRAL DE RECURSOS Y SERVICIOS

DELAMER Luis	C.E. N° 000120343	GTE CENTRAL NEGOCIO MAYORISTA

DUNCAN CARY-BARNARD Michael Alan	DNI No. 10803501	GERENTE CENTRAL RESIDENCIAL

FRIAS GARCIA Gabriel	C.E. 000114157	GTE. CENTRAL DE EMPRESAS

LARA GOMEZ Manuel	C.E. 0000114157	GTE CENTRAL AUDITORÍA INTERNA

MEIER CORNEJO Ludwig	DNI No. 07854691	GTE. CTRAL. RELAC. INSTITUC.

MORALES VALENTIN Julia María	D.N.I. 08768750	SECRETARIA GENERAL

OVIEDO VALENZUELA Carlos	DNI No. 08246006	GTE CENTRAL DE COMUNICACIÓN

PLAZA MARTIN Manuel	C.E. No. N-000247726	GTE CENTRAL DE RED Y OPERACIÓN

REVILLA VERGARA Juan	DNI No. 08234014	GERENTE GENERAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: December 1, 2005	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.